Exhibit 99.1

Sapiens Partners with Albany Group to Provide Compliance

Automation for the Lloyd’s of London Market

The joint solution will deliver automated, simplified regulatory compliance solution

March 9, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today an agreement with Albany Group, which specializes in risk and intelligence software, for an automated, compliance, risk management and regulatory platform that provides a comprehensive third-party supply chain management solution.

The partnership simplifies complex compliance processes that are carried out across third-party platforms such as Lloyd’s, to efficiently meet strict industry and regulatory requirements at reduced costs and minimal risk.

"Albany and Sapiens are a natural fit. Combining our technologies brings real added value to our customers, simplifying software integration so that configurable compliance comes virtually at the touch of a button," says Stewart Griffiths, Co-Founder and CEO of Albany Group.

The solution provides analysis tools for a complete oversight, performance management, and third-party supply chain audit, ultimately saving time while maintaining consistency throughout the process. The combined solution now fills a significant gap in the current policy administration and compliance services, with critical business data siloed. Tight integration improves automation, resulting in greater productivity and real-time accuracy gains.

"We are extremely excited to partner with Albany Group to transform the user experience for regulatory and compliance solutions that span over multiple platforms into a simple, seamless and automated process," says Roni Al-Dor, Sapiens President & CEO. “Our cohesive solution will accompany Lloyd’s market players from start to finish, with the greatest efficiency available on the market.”

Albany's Group Conect™ application will be integrated with Sapiens Lloyd’s ecosystem, to automate onboarding and access.

About Albany Group

Founded in 2007, Albany Group specializes in risk and intelligence software and is proud to serve some of the biggest names in insurance and financial services. The company is built on decades of insurance industry, analytical and military expertise — focused on delivering the most powerful intelligent risk management platform, utilizing pioneering technologies and applications. Albany Group’s mission is to bring customers control, insight and simplicity — to drive efficiencies, protect reputations and embed supply chain regulatory compliance. https://www.albanygrp.com/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com Investor’s Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com